UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. on August 8, 2022: EuroDry Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2022 and Announces Share Repurchase Program.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the next two succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: August 9, 2022	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Six-Month Period and Quarter Ended June 30, 2022 and Announces Share Repurchase Program

Athens, Greece – August 8, 2022– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three and six month periods ended June 30, 2022.

Second Quarter 2022 Highlights:

•

Total net revenues for the quarter of $21.0 million.

•

Net income attributable to common shareholders of $10.6 million, or, $3.66 and $3.61 earnings per share basic and diluted, respectively.

•

Adjusted net income attributable to common shareholders1 for the quarter of $9.9 million, or, $3.43 and $3.38 adjusted earnings per share basic and diluted, respectively, before unrealized gain on derivatives.

•

Adjusted EBITDA1 for the quarter was $13.7 million.

•

An average of 10.79 vessels were owned and operated during the second quarter of 2022 earning an average time charter equivalent rate of $23,490 per day.

•

The Board of Directors has approved a share repurchase program for up to a total of $10 million of the Company's common stock. The Board will review the program after a period of 12 months. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company's discretion and without notice.

•

The Company also announced that it completed its 2021 Sustainability Report which is available at its website (http://www.eurodry.gr/company/sustainability.html)

1Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

First Half 2022 Highlights:

•

Total net revenues of $39.3 million.

•

Net income attributable to common shareholders was $21.1 million, or, $7.35 and $7.25 earnings per share basic and diluted, respectively.

•

Adjusted net income attributable to common shareholders1 for the period was $19.4 million, or, $6.77 and $6.68 adjusted earnings per share basic and diluted, respectively, before unrealized gain on derivatives.

•

Adjusted EBITDA1 of $26.4 million.

•

An average of 10.17 vessels were owned and operated during the first half of 2022 earning an average time charter equivalent rate of $24,025 per day.

Aristides Pittas, Chairman and CEO of EuroDry commented:

“We are very pleased to report another quarter with very good earnings, one of the highest since the inception of the EuroDry. It is notable though that in the latter part of the second quarter of 2022, and during the month of July, the drybulk market started reflecting the volatility and uncertainties present in the broader economic and geopolitical environment registering charter rate declines of nearly 40% as compared to their late May levels, though still well into profitable range. During the third quarter, we will also have 3 drydockings and we therefore expect our profitability to be reduced but still remain significant.

“On the global scene, high energy prices, mainly due to the Ukraine-Russia conflict, resulted in high inflation which came on top of inflationary pressures that were building up as a result of the COVID-fighting stimuli. This, in turn, magnified the reaction of the central banks to fight it by raising interest rates, thus, increasing the chances of a broad economic recession which would affect the demand for drybulk trade. In addition to this, the continuing COVID pandemic and its regional flare-ups prompted some countries, mainly China, to impose regional lock-downs that also negatively affected drybulk demand. The good news for the sector continue to come from the supply side where the orderbook remains at about 7% of the fleet near its lowest level ever. The resulting reduced vessel deliveries over the next 2-3 years should allow the market to quickly recover as long as demand uncertainties subside and average economic growth resumes.

“Within this environment, we continue to look for ways to add value to our shareholders. With our stock trading at a very steep discount to our net asset value, our Board of Directors considers that buying our own stock represents a very attractive investment for us and has authorized a share repurchase program. At the same time, we are positioning ourselves liquidity-wise to capitalize on more traditional investment opportunities and acquire vessels consistent with our investment criteria should such opportunities appear.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “The net revenues of the second quarter of 2022 increased significantly compared to the second quarter of 2021 as a result of the increased average number of vessels owned and operated during the quarter compared to the same period of last year. In addition, the time charter equivalent rates our vessels earned during the second quarter of 2022 were higher by 3.9% on average compared to the time charter equivalent rates our vessels earned in the second quarter of 2021.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $6,562 per vessel per day during the second quarter of 2022 as compared to $6,467 per vessel per day for the same quarter of last year, and $6,584 per vessel per day for the first half of 2022 as compared to $6,518 per vessel per day for the same period of 2021. This increase is mainly due to increased crewing costs and insurances in 2022 compared to 2021.

“Adjusted EBITDA during the second quarter of 2022 was $13.7 million versus $9.2 million in the second quarter of last year.  As of June 30, 2022, our outstanding debt (excluding the unamortized loan fees) was $71.8 million, while unrestricted and restricted cash was $8.5 million. As of the same date, our scheduled debt repayments including balloon payments over the next 12 months amounted to about $23.2 million (excluding the unamortized loan fees) and all our loan covenants are satisfied.”

Second Quarter 2022 Results:

For the second quarter of 2022, the Company reported total net revenues of $21.0 million representing a 48.9% increase over total net revenues of $14.1 million during the second quarter of 2021 which was the result of the slightly higher time charter rates our vessels earned during the second quarter of 2022 compared to the same period of 2021, and the increase in the average number of vessels owned and operated in the second quarter of 2022 compared to the same period of 2021. The Company reported net income and net income attributable to common shareholders for the period of $10.6 million, as compared to net income of $2.2 million and net income attributable to common shareholders of $1.9 million, for the same period of 2021.

The results for the second quarter of 2022 include an unrealized gain of $0.2 million on five interest rate swap contracts and an unrealized gain of $0.5 million on forward freight agreement (“FFA”) contracts as compared to an unrealized gain of $0.03 million on three interest rate swap contracts and an unrealized loss of $3.1 million on FFA contracts during the second quarter of 2021.

For the second quarter of 2022, voyage expenses, net amounted $0.1 million, relating to voyage expenses incurred during the commercial off hire period and repositioning of M/V “Pantelis P.”. In the same period of 2021, a gain on bunkers resulted in positive voyage expenses of $0.1 million. Vessel operating expenses were $5.0 million for the second quarter of 2022 as compared to $3.2 million for the second quarter of 2021. The increase is primarily attributable to the increase in the average number of vessels owned and operated in the second quarter of 2022 compared to the corresponding period in 2021. Depreciation expenses for the second quarter of 2022 amounted to $2.9 million, as compared to $1.8 million for the same period of 2021. This increase is due to the higher number of vessels operating in the second quarter of 2022 as compared to the same period of 2021. General and administrative expenses were slightly higher at $0.7 million in the second quarter of 2022, compared to $0.6 million in the second quarter of 2021. This increase is mainly attributable to the increased cost of our stock incentive plan. During the second quarter of 2022, one of our vessels completed its special survey, for a total cost of $0.8 million, while there were no vessels undergoing drydocking during the second quarter of 2021.

Interest and other financing costs for the second quarter of 2022 amounted to $0.8 million compared to $0.5 million for the same period of 2021. Interest expense during the second quarter of 2022 was higher mainly due to the increased amount of debt during the period as compared to the same period of last year.

On average, 10.79 vessels were owned and operated during the second quarter of 2022 earning an average time charter equivalent rate of $23,490 per day compared to 7.37 vessels in the same period of 2021 earning on average $22,614 per day.

Adjusted EBITDA for the second quarter of 2022 was $13.7 million compared to $9.2 million achieved during the second quarter of 2021.

Basic and diluted earnings per share attributable to common shareholders for the second quarter of 2022 were $3.66 calculated on 2,898,557 basic, and $3.61 calculated on 2,942,123 diluted weighted average number of shares outstanding, compared to $0.83 calculated on 2,353,364 basic, and $0.81 calculated on 2,401,192 diluted weighted average number of shares outstanding for the second quarter of 2021.

Excluding the effect on the income attributable to common shareholders of the unrealized gain on derivatives, the adjusted earnings attributable to common shareholders for the quarter ended June 30, 2022 would have been $3.43 and $3.38 per share basic and diluted, respectively. For the quarter ended June 30, 2021, excluding the unrealized loss on derivatives and the loss on debt extinguishment, the adjusted earnings attributable to common shareholders would have been $2.81 and $2.76 per share basic and diluted, respectively. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Half 2022 Results:

For the first half of 2022, the Company reported total net revenues of $39.3 million representing a 73.2% increase over total net revenues of $22.7 million during the first half of 2021, which was the result of the higher time charter rates our vessels earned during the first half of 2022 and the increased average number of vessels owned and operated compared to the same period of 2021. The Company reported net income and net income attributable to common shareholders for the period of $21.1 million, as compared to net income of $3.1 million and net income attributable to common shareholders of $2.4 million, for the first half of 2021.

For the first half of 2022, a gain on bunkers resulted in positive voyage expenses of $0.9 million, as compared to positive voyage expenses of $0.4 million in the same period of 2021. Vessel operating expenses were $9.2 million for the first half of 2022 as compared to $6.2 million for the first half of 2021. The increase is primarily attributable to the increase in the average number of vessels owned and operated in the first half of 2022 compared to the corresponding period in 2021. Depreciation expenses for the first half of 2022 were $5.3 million compared to $3.4 million during the same period of 2021, mainly due to the higher number of vessels operating in the same period. General and administrative expenses were higher during the first half of 2022 at $1.4 million as compared to $1.1 million for the same period of last year. This increase is mainly attributable to the increased cost of our stock incentive plan. During the first half of 2022 two of our vessels completed their special survey with drydocking for a total cost of $1.7 million, while in the first half of 2021 there were no vessels undergoing drydocking.

Interest and other financing costs for the first half of 2022 amounted to $1.4 million compared to $1.1 million for the same period of 2021. This increase is mainly due to the increased amount of debt in the current period compared to the same period of 2021. For the six months ended June 30, 2022, the Company recognized a $1.0 million gain on five interest rate swaps and a $0.5 million unrealized gain on FFA contracts entered into during the second quarter of 2022 as compared to a $0.1 million gain on three interest rate swaps and a $4.1 million unrealized loss and $1.3 million realized loss on FFA contracts entered into during the second quarter of 2021.

On average, 10.17 vessels were owned and operated during the first half of 2022 earning an average time charter equivalent rate of $24,025 per day compared to 7.19 vessels in the same period of 2021 earning on average $18,879 per day.

Adjusted EBITDA for the first half of 2022 was $26.4 million compared to $13.2 million achieved during the first half of 2021.

Basic and diluted earnings per share attributable to common shareholders for the first half of 2022 was $7.35, calculated on 2,872,966 basic and $7.25, calculated on 2,911,737 diluted weighted average number of shares outstanding compared to basic and diluted earnings per share of $1.03, calculated on 2,322,588 basic and $1.01, calculated on 2,364,879 diluted weighted average number of shares outstanding.

Excluding the effect on the earnings attributable to common shareholders for the first half of the year of the unrealized gain on derivatives, the adjusted earnings attributable to common shareholders for the six-month period ended June 30, 2022, would have been $6.77 and $6.68 per share basic and diluted, respectively. For the six-month period ended June 30, 2021, excluding the unrealized loss on derivatives and the loss on debt extinguishment, the adjusted earnings attributable to common shareholders would have been, compared to earnings of $3.40 per share basic and $3.33, respectively. As previously mentioned, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Feb-23	Hire 105% of the Average Baltic Kamsarmax P5TC(***) index
XENIA	Kamsarmax	82,000	2016	TC until Mar-24	Hire 105% of the Average Baltic Kamsarmax P5TC (***) index
ALEXANDROS P.	Ultramax	63,500	2017	In Dry-docking passing a special survey
GOOD HEART	Ultramax	62,996	2014	TC until Oct-22	$25,000
MOLYVOS LUCK	Supramax	57,924	2014	TC until Mar-23	$25,750
EIRINI P	Panamax	76,466	2004	TC until Aug-22	$14,000
SANTA CRUZ	Panamax	76,440	2005	TC until Aug-22	$11,500
STARLIGHT	Panamax	75,845	2004	TC until Oct-22	Hire 98.5% of Average BPI(**) 4TC
TASOS	Panamax	75,100	2000	In Dry-docking passing a special survey
PANTELIS	Panamax	74,020	2000	TC until Sep-22	$13,000
BLESSED LUCK	Panamax	76,704	2004	TC until Aug-22	$15,750
Total Dry Bulk Vessels	11	802,995

Note:

(*)

Represents the earliest redelivery date

(**)

BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four time charter routes. Since January 2022 the BPI 4TC became obsolete and has been replaced by the P5TC Kamsarmax Baltic index, discounted by $1,336.

(***)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

Summary Fleet Data:

	3 months, ended June 30, 2021	3 months, ended June 30, 2022	6 months, ended June 30, 2021	6 months, ended June 30, 2022
FLEET DATA
Average number of vessels (1)	7.37	10.79	7.19	10.17
Calendar days for fleet (2)	670.9	982.0	1,300.9	1,841.0
Scheduled off-hire days incl. laid-up (3)	0.0	22.7	0.0	49.7
Available days for fleet (4) = (2) - (3)	670.9	959.3	1,300.9	1,791.3
Commercial off-hire days (5)	0.0	6.1	0.0	6.1
Operational off-hire days (6)	3.8	9.8	3.8	12.7
Voyage days for fleet (7) = (4) - (5) - (6)	667.1	943.4	1,297.1	1,772.5
Fleet utilization (8) = (7) / (4)	99.4%	98.3%	99.7%	99.0%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	99.4%	100.0%	99.7%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.4%	99.0%	99.7%	99.3%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	22,614	23,490	18,879	24,025
Vessel operating expenses excl. drydocking expenses (12)	5,575	5,867	5,633	5,806
General and administrative expenses (13)	892	695	885	778
Total vessel operating expenses (14)	6,467	6,562	6,518	6,584
Drydocking expenses (15)	73	798	44	916

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, August 9, 2022 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 866-682-6100 or +1 404-267-0373. Please quote "EuroDry" or reference the ID number [13732109] to the operator.

Audio webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://www.eurodry.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the second quarter ended June 30, 2022 will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2021	2022	2021	2022

Revenues
Time charter revenue	14,949,407	22,266,855	24,045,594	41,688,577
Commissions	(857,202)	(1,293,178)	(1,379,688)	(2,436,200)
Net revenues	14,092,205	20,973,677	22,665,906	39,252,377

Operating expenses / (income)
Voyage expenses, net	(137,173)	106,536	(443,075)	(895,290)
Vessel operating expenses	3,180,888	4,996,367	6,241,943	9,225,158
Drydocking expenses	49,253	783,776	57,174	1,685,985
Vessel depreciation	1,760,605	2,867,388	3,412,475	5,325,634
Related party management fees	559,425	764,989	1,085,825	1,464,064
General and administrative expenses	598,628	682,557	1,151,151	1,432,236
Total Operating expenses	6,011,626	10,201,613	11,505,493	18,237,787

Operating income	8,080,579	10,772,064	11,160,413	21,014,590

Other income / (expenses)
Interest and other financing costs	(525,355)	(757,304)	(1,121,172)	(1,405,623)
Loss on debt extinguishment	(1,647,654)	-	(1,647,654)	-
(Loss) / gain on derivatives, net	(3,694,061)	580,130	(5,314,405)	1,475,799
Foreign exchange (loss) / gain	(2,440)	22,491	(4,912)	27,376
Interest income	7,084	214	10,409	386
Other (expenses) / income, net	(5,862,426)	(154,469)	(8,077,734)	97,938
Net income	2,218,153	10,617,595	3,082,679	21,112,528
Dividend Series B Preferred shares	(271,355)	-	(570,925)	-
Preferred deemed dividend	-	-	(120,000)	-
Net income attributable to common shareholders	1,946,798	10,617,595	2,391,754	21,112,528
Earnings per share, basic	0.83	3.66	1.03	7.35
Weighted average number of shares, basic	2,353,364	2,898,557	2,322,588	2,872,966
Earnings per share, diluted	0.81	3.61	1.01	7.25
Weighted average number of shares, diluted	2,401,192	2,942,123	2,364,879	2,911,737

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2021	June 30, 2022

ASSETS
Current Assets:
Cash and cash equivalents	26,847,426	5,159,611
Trade accounts receivable, net	775,035	3,199,787
Other receivables	1,242,803	783,889
Inventories	770,342	796,166
Restricted cash	459,940	1,271,849
Derivatives	-	949,201
Due from related companies	-	1,923,892
Prepaid expenses	314,397	234,015
Total current assets	30,409,943	14,318,410

Fixed assets:
Vessels, net	128,492,819	160,220,613
Long-term assets:
Derivatives	210,113	640,630
Restricted cash	2,220,000	2,020,000
Total assets	161,332,875	177,199,653

LIABILITIES, AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	13,949,720	23,054,627
Trade accounts payable	855,825	1,432,615
Accrued expenses	852,442	749,462
Derivatives	289,430	-
Deferred revenue	1,514,543	752,883
Due to related companies	244,587	-
Total current liabilities	17,706,547	25,989,587

Long-term liabilities:
Long term bank loans, net of current portion	64,702,947	48,123,176
Total long-term liabilities	64,702,947	48,123,176
Total liabilities	82,409,494	74,112,763

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,919,191 and 2,984,321 issued and outstanding, respectively)	29,192	29,843
Additional paid-in capital	67,963,707	71,014,037
Retained earnings	10,930,482	32,043,010
Total shareholders' equity	78,923,381	103,086,890
Total liabilities and shareholders' equity	161,332,875	177,199,653

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2021	2022

Cash flows from operating activities:
Net income	3,082,679	21,112,528
Adjustments to reconcile net income to net cash (used in) / provided by operating activities:
Vessel depreciation	3,412,475	5,325,634
Amortization of deferred charges	201,073	95,137
Share-based compensation	107,972	365,379
Unrealized loss / (gain) on derivatives	3,848,652	(1,669,148)
Loss on debt extinguishment	1,647,654	-
Changes in operating assets and liabilities	(2,337,212)	(3,953,538)
Net cash provided by operating activities	9,963,293	21,275,992

Cash flows from investing activities:
Cash paid for vessels capitalized expenses	(34,163)	(486,035)
Cash paid for vessel acquisition	(7,126,713)	(36,968,387)
Net cash used in investing activities	(7,160,876)	(37,454,422)

Cash flows from financing activities:
Redemption of preferred shares	(3,000,000)	-
Proceeds from issuance of common stock, net of commissions paid	2,956,594	2,684,951
Offering expenses paid	-	(12,427)
Loan arrangement fees paid	(400,000)	-
Proceeds from related party loan	6,000,000	-
Proceeds from long term debt	31,700,000	-
Repayment of long-term debt	(28,777,000)	(7,570,000)
Net cash provided by / (used in) financing activities	8,479,594	(4,897,476)

Net increase / (decrease) in cash, cash equivalents and restricted cash	11,282,011	(21,075,906)
Cash, cash equivalents and restricted cash at beginning of period	4,606,318	29,527,366
Cash, cash equivalents and restricted cash at end of period	15,888,329	8,451,460

Cash breakdown

Cash and cash equivalents	8,498,873	5,159,611
Restricted cash, current	5,489,456	1,271,849
Restricted cash, long term	1,900,000	2,020,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	15,888,329	8,451,460

EuroDry Ltd.

Reconciliation of Adjusted EBITDA to

Net income

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2021	Three Months Ended June 30, 2022	Six Months Ended June 30, 2021	Six Months Ended June 30, 2022
Net income	2,218,153	10,617,595	3,082,679	21,112,528
Interest and other financing costs, net (incl. interest income and loss on debt extinguishment)	2,165,925	757,090	2,758,417	1,405,238
Vessel depreciation	1,760,605	2,867,388	3,412,475	5,325,634
Unrealized loss / (gain) on Forward Freight Agreement derivatives	3,060,681	(482,670)	4,130,661	(482,670)
Loss / (gain) on interest rate swap derivatives	39,667	(97,460)	(134,846)	(993,129)
Adjusted EBITDA	9,245,031	13,661,943	13,249,386	26,367,601

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net income before interest, income taxes, depreciation, loss on debt extinguishment, unrealized loss / (gain) on Forward Freight Agreement derivatives (“FFAs”) and loss / (gain) on interest rate swap derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, loss on debt extinguishment, unrealized loss / (gain) on FFAs, loss / (gain) on interest rate swap derivatives, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net income to Adjusted net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2021	Three Months Ended June 30, 2022	Six Months Ended June 30, 2021	Six Months Ended June 30, 2022
Net income	2,218,153	10,617,595	3,082,679	21,112,528
Unrealized loss / (gain) on derivatives	3,026,851	(670,959)	3,848,652	(1,669,148)
Loss on debt extinguishment	1,647,654	-	1,647,654	-
Adjusted net income	6,892,658	9,946,636	8,578,985	19,443,380
Preferred dividends	(271,355)	-	(570,925)	-
Preferred deemed dividend	-	-	(120,000)	-
Adjusted net income attributable to common shareholders	6,621,303	9,946,636	7,880,060	19,443,380
Adjusted earnings per share, basic	2.81	3.43	3.40	6.77
Weighted average number of shares, basic	2,353,364	2,898,557	2,322,588	2,872,966
Adjusted earnings per share, diluted	2.76	3.38	3.33	6.68
Weighted average number of shares, diluted	2,401,192	2,942,123	2,364,879	2,911,737

Adjusted net income and Adjusted earnings per share Reconciliation:

EuroDry Ltd. considers Adjusted net income to represent net income before unrealized (gain)/ loss on derivatives, which includes FFAs and interest rate swaps, and loss on debt extinguishment. Adjusted net income and Adjusted earnings per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain) / loss on derivatives and loss on debt extinguishment, which may significantly affect results of operations between periods. Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd. into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 11 vessels, including 6 Panamax drybulk carriers, 2 Ultramax drybulk carrier, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 11 drybulk carriers have a total cargo capacity of 802,995 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com